

January 11, 2012

Via E-mail
Mr. Neill P. Davis
Chief Financial Officer
The Men's Wearhouse, Inc.
6380 Rogerdale Road
Houston, TX 77072-1624

> **Re:** **The Men's Wearhouse, Inc.**
> **Form 10-K for the Year Ended January 29, 2011**
> **Filed March 30, 2011**
> **File No. 001-16097**

Dear Mr. Davis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements, page 49

2. Acquisitions, page 56

1.   We note that after fiscal 2013 the Company has the right to acquire the remaining outstanding shares of the UK-based holding company that Dimensions and Alexandra were organized under at the time of your acquisition. Please advise us of the following:

   a. Describe to us all of the pertinent terms and provisions of the call right, and provide us with a courtesy copy of Schedule 2, Call Option to Exhibit 2.1 to your Form 8-K filed on August 10, 2011;

   b. Tell us whether you account for the call right separately or as part of the noncontrolling interest, and explain to us the basis for your conclusion; and

      c. Tell us the accounting guidance that you followed to account for the call right.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining